SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

PRESS RELEASE	CONTACT:	Joseph Putaturo - Panama
Director-Investor Relations
(507) 304-2677

Copa Holdings, S.A. Completes Equity Offering

          PANAMA CITY, May 21 /PRNewswire-FirstCall/ -- Copa Holdings S.A. (NYSE:CPA) announced today that Continental Airlines, Inc. (NYSE: CAL) sold its remaining interest in Copa in an SEC registered equity offering. Pursuant to the registration statement filed by Copa on March 13, 2007, Continental sold 4,375,000 shares of Class A common stock at a price of $35.75 per share, resulting in net proceeds of US$149,758,875.  The underwriters, Morgan Stanley & Co. Incorporated, acting as sole bookrunning manager, and UBS Investment Bank, acting as joint lead manager, exercised their over-allotment option.  None of Copa Holdings’ other shareholders sold their shares in this offering and Copa Holdings did not receive any of the proceeds from the offering.

The final prospectus relating to this offering may be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, e-mail: prospectus@morganstanley.com, telephone: toll free at 1-866-718-1649.

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 125 daily scheduled flights among 40 destinations in 21 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental Airlines, Inc., pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/21/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO